Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2023

SHANGHAI, May 31, 2023 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced its unaudited financial results for the first quarter of 2023.

FIRST QUARTER 2023 FINANCIAL HIGHLIGHTS

•	Net revenues for the first quarter of 2023 were RMB803.5 million (US$117.0 million), a 1.0% increase from the corresponding period in 2022, primarily due to a 72.8% increase in one-time commissions, generating from more distribution of insurance products, partially offset by a 52.1% decrease in performance-based income relating to our private secondary products. Net revenues decreased by 8.9% from the fourth quarter of 2022, mainly due to decreases in one-time commissions.

(RMB millions, except percentages)	Q1 2022	Q1 2023	YoY Change
Wealth management	578.5	586.9	1.5%
Asset management	200.6	205.2	2.3%
Other businesses	16.6	11.4	(31.4)%
Total net revenues	795.7	803.5	1.0%

•	Income from operations for the first quarter of 2023 was RMB278.9 million (US$40.6 million), an 11.1% decrease from the corresponding period in 2022, primarily due to a 61.4% increase in selling expenses, as we launched several offshore client events in the first quarter of 2023. Income from operations increased by 26.9% from the fourth quarter of 2022, primarily due to less expenses incurred compared with fourth quarter as normally we incurred more selling and general expenses in the fourth quarter.

(RMB millions, except percentages)	Q1 2022	Q1 2023	YoY Change
Wealth management	235.4	204.5	(13.1)%
Asset management	93.9	103.8	10.5%
Other businesses	(15.5)	(29.4)	89.7%
Total income from operations	313.8	278.9	(11.1)%

•	Net income attributable to Noah shareholders for the first quarter of 2023 was RMB244.2 million (US$35.6 million), a 20.0% decrease from the corresponding period in 2022, mainly due to 1) an 11.1% decrease in income from operations and 2) less investment income and income from equity in affiliates. Net income attributable to Noah shareholders increased by 74.5% from the fourth quarter of 2022, primarily due to 1) a 26.9% increase in income from operations, 2) a 172.1% increase in interest income and 3) a non-recurring contingent litigation expenses in the amount of RMB99.0 million recorded in the fourth quarter of 2022.

•	Non-GAAP[1] net income attributable to Noah shareholders for the first quarter of 2023 was RMB239.5 million (US$34.9 million), a 23.6% decrease from the corresponding period in 2022, but a 60.6% increase from the fourth quarter of 2022.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

FIRST QUARTER 2023 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. We primarily distribute private equity, private secondary, mutual funds and other products denominated in RMB and other currencies.

•	Total number of registered clients as of March 31, 2023 was 440,664, a 6.2% increase from March 31, 2022, and a 0.8% increase from December 31, 2022.

•	Total number of active clients[2] who transacted with us during the first quarter of 2023 was 11,236, a 24.9% decrease from the first quarter of 2022, and a 12.9% decrease from the fourth quarter of 2022.

•	Aggregate value of investment products distributed during the first quarter of 2023 was RMB16.8 billion (US$2.4 billion), a 12.0% increase from the first quarter of 2022, primarily due to a 40.3% and 6.5% increase of mutual fund products and private secondary products, respectively. The aggregate value of investment products distributed decreased by 6.7% compared with the fourth quarter of 2022, due to an 18.1% and 10.3% decrease of mutual fund products and private equity products, respectively, and partially offset by a 27.5% increase of private secondary products.

Product type

	Three months ended March 31,
	2022		2023

	(RMB in billions, except percentages)
Mutual fund products	7.1	47.4%	10.0	59.4%
Private secondary products	4.0	26.9%	4.3	25.5%
Private equity products	3.2	21.2%	1.3	7.8%
Other products[3]	0.7	4.5%	1.2	7.3%
All products	15.0	100.0%	16.8	100.0%

•	Coverage network in mainland China covered 68 cities as of March 31, 2023, compared with 83 cities as of March 31, 2022 and 75 cities as of December 31, 2022, as we continue to streamline our domestic coverages.

•	Number of relationship managers was 1,327 as of March 31, 2023, a 3.6% increase from March 31, 2022, and a 4.0% increase from December 31, 2022. Among which, we had 28 overseas relationship managers as of March 31, 2023, a 64.7% increase from December 31, 2022.

2 “Active clients” for a given period refers to registered investors who purchase investment products distributed or receive services provided by us during that given period.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies.

•	Total assets under management as of March 31, 2023 remained relatively stable in the amount of RMB157.6 billion (US$22.9 billion), a 1.3% increase from March 31, 2022.

Investment type	As of December 31, 2022		Growth	Allocation/ Redemption	As of March 31, 2023

	(RMB billions, except percentages)
Private equity	133.1	84.7%	0.7	0.5	133.3	84.6%
Public securities[4]	11.0	7.0%	1.8	1.5	11.3	7.2%
Real estate	6.8	4.3%	0.1	-	6.9	4.3%
Multi-strategies	4.8	3.1%	-	0.1	4.7	3.0%
Others	1.4	0.9%	-	-	1.4	0.9%
All Investments	157.1	100.0%	2.6	2.1	157.6	100.0%

Other Businesses

Our other businesses mainly aim to provide more comprehensive services and investment products to our clients.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “For the first quarter of 2023, I am happy to see a 12.0% year-on-year increase in transaction value, driven by growth in NAV-based mutual fund product and private secondary product distributions. During the quarter, we were glad to see the gradual lift of the prolonged COVID-control measures across China followed by a full-scale reopening, and I’m confident that the Chinese economy is back on its growth mode. However, we are mindful of the global macroeconomic challenges, therefore we continue to advise our clients to adopt a “Preservation before Growth” asset allocation strategy that we advocated last year. As high net worth investors’ growing demands for wealth management services are becoming more sophisticated, I’m confident that Noah will continue to win clients’ trust by leveraging our robust wealth management and asset management capabilities with a client centric mindset.”

FIRST QUARTER 2023 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2023 were RMB803.5 million (US$117.0 million), a 1.0% increase from the corresponding period in 2022, primarily due to a 72.8% increases in one-time commissions and partially offset by decreases in performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the first quarter of 2023 were RMB173.5 million (US$25.3 million), an 87.4% increase from the corresponding period in 2022, primarily due to increases in insurance products distributed in first quarter of 2023.

•	Net revenues from recurring service fees for the first quarter of 2023 were RMB299.4 million (US$43.6 million), a 3.7% decrease from the corresponding period in 2022.

4 The asset allocation/redemption of public securities also includes market appreciation or depreciation.

•	Net revenues from performance-based income for the first quarter of 2023 were RMB55.7 million (US$8.1 million), compared with RMB156.0 million in the corresponding period of 2022, primarily due to a decrease in performance-based income from private secondary products.

•	Net revenues from other service fees for the first quarter of 2023 were RMB58.3 million (US$8.5 million), compared with RMB19.0 million in the corresponding period in 2022, primarily due to more value-added services we offered to our high net worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for the first quarter of 2023 were RMB175.1 million (US$25.5 million), a 1.0% increase from the corresponding period in 2022 due to increase in assets under management.

•	Net revenues from performance-based income for the first quarter of 2023 were RMB27.7 million (US$4.0 million), compared with RMB18.1 million in the corresponding period of 2022. The increase was primarily due to more performance-based income realized from private equity products.

•	Other Businesses

•	Net revenues for the first quarter of 2023 were RMB11.4 million (US$1.7 million), compared with RMB16.6 million from the corresponding period in 2022.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2023 were RMB524.6 million (US$76.4 million), an 8.9% increase from the corresponding period in 2022. Operating costs and expenses primarily consisted of compensation and benefits of RMB370.1 million (US$53.9 million), selling expenses of RMB96.7 million (US$14.1 million), general and administrative expenses of RMB45.7million (US$6.7 million), reversal of credit losses of RMB5.7 million (US$0.8 million) and other operating expenses of RMB30.8 million (US$4.5 million).

•	Operating costs and expenses for the wealth management business for the first quarter of 2023 were RMB382.4 million (US$55.7 million), an 11.5% increase from the corresponding period in 2022, primarily due to an increase in relationship manager compensation, which is in line with increased one-time commissions.

•	Operating costs and expenses for the asset management business for the first quarter of 2023 were RMB101.4 million (US$14.8 million), a 4.9% decrease from the corresponding period in 2022, primarily due to less compensation and benefits.

•	Operating costs and expenses for other businesses for the first quarter of 2023 were RMB40.8 million (US$5.9 million), a 27.0% increase from the corresponding period in 2022, primarily due to less reversal of credit losses.

Operating Margin

Operating margin for the first quarter of 2023 was 34.7%, compared with 39.4% for the corresponding period in 2022.

•	Operating margin for the wealth management business for the first quarter of 2023 was 34.8%, compared with 40.7% for the corresponding period in 2022.

•	Operating margin for the asset management business for the first quarter of 2023 was 50.6%, compared with 46.8% for the corresponding period in 2022.

•	Loss from operation for the other businesses for the first quarter of 2023 was RMB29.4 million (US$4.3 million), compared with an operating loss of RMB15.5 million for the corresponding period in 2022.

Investment Income

Investment loss for the first quarter of 2023 was RMB13.6 million (US$2.0 million), compared with investment income RMB25.4 million for the corresponding period in 2022.

Income Tax Expenses

Income tax expenses for the first quarter of 2023 were RMB69.6 million (US$10.1 million), a 10.0% decrease from the corresponding period in 2022. The decrease was primarily due to less taxable income.

Net Income

•	Net Income

•	Net income for the first quarter of 2023 was RMB243.3 million (US$35.4 million), a 20.0% decrease from the corresponding period in 2022.

•	Net margin for the first quarter of 2023 was 30.3%, down from 38.2% for the corresponding period in 2022, as more selling expenses incurred this quarter.

•	Net income attributable to Noah shareholders for the first quarter of 2023 was RMB244.2 million (US$35.6 million), a 20.0% decrease from the corresponding period in 2022.

•	Net margin attributable to Noah shareholders for the first quarter of 2023 was 30.4%, down from 38.4% for the corresponding period in 2022.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the first quarter of 2023 was RMB3.52 (US$0.51) and RMB3.51 (US$0.51), respectively, compared with RMB4.54 and RMB4.52 for the corresponding period in 2022, respectively.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2023 was RMB239.5 million (US$34.9 million), a 23.6% decrease from the corresponding period in 2022, but a 60.6% increase from the fourth quarter of 2022.

•	Non-GAAP net margin attributable to Noah shareholders for the first quarter of 2023 was 29.8%, down from 39.4% for the corresponding period in 2022.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the first quarter of 2023 was RMB3.45 (US$0.50), down from RMB4.65 for the corresponding period in 2022.

Balance Sheet and Cash Flow

As of March 31, 2023, the Company had RMB4,713.2 million (US$686.3 million) in cash and cash equivalents, compared with RMB4,403.9 million as of December 31, 2022 and RMB3,899.9 million as of March 31, 2022, respectively.

Net cash inflow from the Company’s operating activities during the first quarter of 2023 was RMB585.0 million (US$85.2 million), primarily due to operating cash inflow generated by net income and collection of accounts receivables.

Net cash outflow from the Company’s investing activities during the first quarter of 2023 was RMB148.7 million (US$21.6 million), primarily due to various purchase of long-term investments.

Net cash inflow from the Company’s financing activities was RMB3.4 million (US$0.5 million) in the first quarter of 2023, compared to net cash outflow of RMB12.1 million in the corresponding period in 2022.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s first quarter of 2023 unaudited financial results and recent business activities.

The conference call will be accessed via Zoom webinar with the following details:

Zoom webinar details

Conference title	Noah Holdings 1Q23 Earnings Conference Call
Date/Time	Tuesday, May 30, 2023 at 8:00 p.m., U.S. Eastern Time Wednesday, May 31, 2023 at 8:00 a.m., Hong Kong Time
Webinar ID:	917-0088-0901
Meeting Passcode:	173954

Dial in details
- New York:	+1 929 205 6099
- London:	+44 330 088 5830
- Singapore:	+65 3165 1065

A replay will be available on the same day of the conference call until June 7, 2023 at the Company's investor relations website under the “Announcements & Events” section at http://ir.noahgroup.com.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the first quarter of 2023, Noah distributed RMB16.8 billion (US$2.4 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB157.6 billion (US$22.9 billion) as of March 31, 2023.

Noah’s wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,327 relationship managers across 68 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. The Company’s wealth management business had 440,664 registered clients as of March 31, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in Renminbi and other currencies. Noah also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first quarter of 2023 ended March 31, 2023 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8676 to US$1.00, the effective noon buying rate for March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-9221

ir@noahgroup.com

____________________________________

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,403,915	4,713,215	686,297
Restricted cash	23,203	136,074	19,814
Short-term investments	315,979	316,178	46,039
Accounts receivable, net	498,106	363,890	52,986
Loans receivable, net	465,780	381,449	55,543
Amounts due from related parties	443,424	499,220	72,692
Other current assets	166,739	199,429	29,042
Total current assets	6,317,146	6,609,455	962,413
Long-term investments, net	774,095	851,649	124,009
Investment in affiliates	1,491,820	1,474,736	214,738
Property and equipment, net	2,486,317	2,487,886	362,264
Operating lease right-of-use assets, net	168,192	175,992	25,626
Deferred tax assets	436,441	436,446	63,551
Other non-current assets	124,124	145,022	21,117
Total Assets	11,798,135	12,181,186	1,773,718

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	668,953	740,811	107,870
Income tax payable	126,848	153,799	22,395
Deferred revenues	67,967	79,235	11,538
Other current liabilities	473,175	546,497	79,576
Contingent liabilities	568,018	566,005	82,417
Total current liabilities	1,904,961	2,086,347	303,796
Operating lease liabilities, non-current	83,171	94,178	13,713
Deferred tax liabilities	249,768	228,271	33,239
Other non-current liabilities	59,760	51,184	7,453
Total Liabilities	2,297,660	2,459,980	358,201
Equity	9,500,475	9,721,206	1,415,517
Total Liabilities and Equity	11,798,135	12,181,186	1,773,718

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2022	2023	2023	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	81,154	170,571	24,837	110.2%
Recurring service fees	193,379	192,708	28,060	(0.3)%
Performance-based income	142,911	3,430	499	(97.6)%
Other service fees	38,760	72,866	10,610	88.0%
Total revenues from others	456,204	439,575	64,006	(3.6)%
Revenues from funds Gopher manages:
One-time commissions	21,155	5,896	859	(72.1)%
Recurring service fees	293,052	283,472	41,277	(3.3)%
Performance-based income	32,067	80,325	11,696	150.5%
Total revenues from funds Gopher manages	346,274	369,693	53,832	6.8%
Total revenues	802,478	809,268	117,838	0.8%
Less: VAT related surcharges	(6,786)	(5,795)	(844)	(14.6)%
Net revenues	795,692	803,473	116,994	1.0%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(109,995)	(148,735)	(21,657)	35.2%
Others	(247,910)	(221,371)	(32,234)	(10.7)%
Total compensation and benefits	(357,905)	(370,106)	(53,891)	3.4%
Selling expenses	(59,906)	(96,669)	(14,076)	61.4%
General and administrative expenses	(58,207)	(45,700)	(6,654)	(21.5)%
Reversal of credit losses	9,198	5,698	830	(38.1)%
Other operating expenses	(29,635)	(30,797)	(4,484)	3.9%
Government subsidies	14,558	12,984	1,891	(10.8)%
Total operating costs and expenses	(481,897)	(524,590)	(76,384)	8.9%
Income from operations	313,795	278,883	40,610	(11.1)%
Other income:
Interest income	12,637	34,388	5,007	172.1%
Investment income (loss)	25,373	(13,583)	(1,978)	N.A.
Other (expense) income	(278)	9,558	1,392	N.A.
Total other income	37,732	30,363	4,421	(19.5)%
Income before taxes and income from equity in affiliates	351,527	309,246	45,031	(12.0)%
Income tax expense	(77,336)	(69,580)	(10,132)	(10.0)%
Income from equity in affiliates	30,020	3,669	534	(87.8)%
Net income	304,211	243,335	35,433	(20.0)%
Less: net loss attributable to non-controlling interests	(1,031)	(875)	(127)	(15.1)%
Net income attributable to Noah shareholders	305,242	244,210	35,560	(20.0)%
Income per ADS, basic	4.54	3.52	0.51	(22.5)%
Income per ADS, diluted	4.52	3.51	0.51	(22.3)%

Margin analysis:
Operating margin	39.4%	34.7%	34.7%
Net margin	38.2%	30.3%	30.3%

Weighted average ADS equivalent[1]:
Basic	67,235,270	69,466,932	69,466,932

Diluted	67,480,826	69,517,068	69,517,068

ADS equivalent outstanding at end of period	60,173,494	62,606,724	62,606,724

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	March 31, 2022	March 31, 2023	March 31, 2023	Change
	RMB'000	RMB'000	USD'000
Net income	304,211	243,335	35,433	(20.0)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(9,148)	(16,834)	(2,451)	84.0%
Comprehensive income	295,063	226,501	32,982	(23.2)%
Less: Comprehensive loss attributable to non-controlling interests	(882)	(926)	(135)	5.0%
Comprehensive income attributable to Noah shareholders	295,945	227,427	33,117	(23.2)%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	March 31, 2022	March 31, 2023	Change
Number of registered clients	415,082	440,664	6.2%
Number of relationship managers	1,281	1,327	3.6%
Number of cities under coverage in mainland China	83	68	(18.1)%

	Three months ended
	March 31, 2022	March 31, 2023	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	14,970	11,236	(24.9)%
Transaction value:
Private equity products	3,180	1,302	(59.1)%
Private secondary products	4,027	4,288	6.5%
Mutual fund products	7,110	9,975	40.3%
Other products	679	1,233	81.7%
Total transaction value	14,996	16,798	12.0%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	170,571	-	-	170,571
Recurring service fees	192,708	-	-	192,708
Performance-based income	3,430	-	-	3,430
Other service fees	58,480	-	14,386	72,866
Total revenues from others	425,189	-	14,386	439,575
Revenues from funds Gopher manages:
One-time commissions	3,462	2,434	-	5,896
Recurring service fees	107,545	175,927	-	283,472
Performance-based income	52,457	27,868	-	80,325
Total revenues from funds Gopher manages	163,464	206,229	-	369,693
Total revenues	588,653	206,229	14,386	809,268
Less: VAT related surcharges	(1,758)	(1,023)	(3,014)	(5,795)
Net revenues	586,895	205,206	11,372	803,473
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(143,116)	(5,619)	-	(148,735)
Other compensations	(139,903)	(71,535)	(9,933)	(221,371)
Total compensation and benefits	(283,019)	(77,154)	(9,933)	(370,106)
Selling expenses	(71,999)	(21,291)	(3,379)	(96,669)
General and administrative expenses	(28,789)	(11,371)	(5,540)	(45,700)
Reversal of credit losses	3,175	834	1,689	5,698
Other operating expenses	(6,938)	(258)	(23,601)	(30,797)
Government subsidies	5,168	7,812	4	12,984
Total operating costs and expenses	(382,402)	(101,428)	(40,760)	(524,590)
Income (loss) from operations	204,493	103,778	(29,388)	278,883

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	81,154	-	-	81,154
Recurring service fees	193,379	-	-	193,379
Performance-based income	142,911	-	-	142,911
Other service fees	19,113	-	19,647	38,760
Total revenues from others	436,557	-	19,647	456,204
Revenues from funds Gopher manages:
One-time commissions	11,859	9,296	-	21,155
Recurring service fees	118,871	174,181	-	293,052
Performance-based income	13,868	18,199	-	32,067
Total revenues from funds Gopher manages	144,598	201,676	-	346,274
Total revenues	581,155	201,676	19,647	802,478
Less: VAT related surcharges	(2,711)	(1,039)	(3,036)	(6,786)
Net revenues	578,444	200,637	16,611	795,692
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(99,688)	(10,307)	-	(109,995)
Other compensations	(148,135)	(89,517)	(10,258)	(247,910)
Total compensation and benefits	(247,823)	(99,824)	(10,258)	(357,905)
Selling expenses	(52,043)	(4,234)	(3,629)	(59,906)
General and administrative expenses	(42,754)	(10,029)	(5,424)	(58,207)
(Provision for) reversal of credit losses	(603)	(227)	10,028	9,198
Other operating expenses	(5,516)	(1,270)	(22,849)	(29,635)
Government subsidies	5,639	8,885	34	14,558
Total operating costs and expenses	(343,100)	(106,699)	(32,098)	(481,897)
Income (loss) from operations	235,344	93,938	(15,487)	313,795

Noah Holdings Limited

Supplement Revenue Information for Segment

(unaudited)

	Three months ended March 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	350,632	122,891	14,386	487,909
Hong Kong	183,064	61,469	-	244,533
Others	54,957	21,869	-	76,826
Total revenues	588,653	206,229	14,386	809,268

	Three months ended March 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	425,237	166,774	19,647	611,658
Hong Kong	90,431	11,991	-	102,422
Others	65,487	22,911	-	88,398
Total revenues	581,155	201,676	19,647	802,478

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 5

	Three months ended
	March 31,	March 31,
	2022	2023	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	305,242	244,210	(20.0)%
Adjustment for share-based compensation	10,846	(6,189)	N.A.
Less: Tax effect of adjustments	2,607	(1,499)	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	313,481	239,520	(23.6)%
Net margin attributable to Noah shareholders	38.4%	30.4%
Non-GAAP net margin attributable to Noah shareholders	39.4%	29.8%
Net income attributable to Noah shareholders per ADS, diluted	4.52	3.51	(22.3)%

5     Noah’s Non-GAAP financial measures reflect the respective most directly comparable GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any.